Exhibit 99.1
FOR IMMEDIATE RELEASE
NewLead Holdings Ltd. Announces 1-for-12 Reverse Split of
Common Shares
PIRAEUS, GREECE, July 27, 2010 — NewLead Holdings Ltd. (NASDAQ: NEWL) (“NewLead” or the “Company”) today announced that a 1-for-12 reverse stock split of its common shares has been approved by the Company’s Board of Directors and by written consent of a majority of shareholders, effective upon the opening of the markets on August 3, 2010.
The reverse split will consolidate every 12 common shares into one common share, par value of $0.01 per share. The number of authorized common shares and preferred shares of NewLead will not be affected by the reverse split. In respect to the underlying common shares associated with any derivative securities, such as warrants, options and convertible notes, the conversion and exercise prices and number of common shares issued will be adjusted in accordance to the 1:12 ratio. As a result of the reverse stock split, the number of common shares of the Company’s common shares outstanding will be reduced from 88,363,265 to approximately 7,363,605 shares, subject to rounding up of all fractional shares to the nearest whole share.
The reverse split will allow the Company to maintain its listing on the NASDAQ Global Select Market by maintaining compliance with the minimum bid requirement for continued listing. The transaction will also establish a higher market price for the Company’s common shares and reduce per share transaction fees as well as certain administrative costs.
NewLead has retained its transfer agent, Computershare, to act as exchange agent for the reverse stock split. After the reverse split takes effect, shareholders will receive information from Computershare regarding the process for exchanging their common shares. Computershare will notify shareholders of record that hold physical certificates as of the effective time to transmit outstanding share certificates, and, unless requested, will subsequently issue new book entry statements of holding representing one post-split common share for every 12 common shares held of record as of the effective time. Shareholders that currently hold common shares in book entry form will receive updated statements of holding reflecting the reverse split and need not take any action.
NewLead’s common shares will begin trading on a split adjusted basis when the market opens on August 3, 2010. On that date and for 20 trading days thereafter the Company’s common shares will trade under the ticker symbol “NEWLD” to provide notice of the reverse stock split. After this period, the symbol will revert to “NEWL.”
About NewLead Holdings Ltd.
NewLead Holdings Ltd. is an international shipping company that owns and operates product tankers, and dry bulk vessels. NewLead’s common shares are traded under the symbol “NEWL” on the NASDAQ Global Select Market. To learn more about NewLead Holdings Ltd., please visit the new website at www.newleadholdings.com.

“Safe Harbor” Statement under the Private Securities Litigation Reform Act of 1995
This press release includes assumptions, expectations, projections, intentions and beliefs about future events. These statements, as well as words such as “anticipate,” “estimate,” “project,” “plan,” and “expect,” are intended to be ''forward-looking” statements. We caution that assumptions, expectations, projections, intentions and beliefs about future events may vary from actual results and the differences can be material. Forward-looking statements include, but are not limited to, such matters as future operating or financial results; statements about planned, pending or recent acquisitions and business strategy. The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although NewLead believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, NewLead cannot assure you that it will achieve or accomplish these expectations, beliefs or projections described in the forward looking statements. Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including changes in charter rates and vessel values, failure of a seller to deliver one or more vessels, and other factors discussed in NewLead’s filings with the U.S. Securities and Exchange Commission from time to time. NewLead expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in NewLead’s expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

Investor Contact:	Media Contact:
Sarah Freeman	Elisa Gerouki
CJP Communications	NewLead Holdings Ltd.
+1 (212) 279 3115 x244	+ 30 (213) 014 8023
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